FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2011

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Material Fact Announcement dated December 28, 2011

MATERIAL FACT ANNOUNCEMENT

Further to the material fact announcement dated December 23, 2011 (registration number 155692) and in connection with the offer to repurchase preference shares (Participaciones Preferentes Serie X) and to subscribe the capital increase addressed to acceptors of such repurchase offer (the “Capital Increase”), Banco Santander announces that:

•	During the acceptance period, the holders of 77,743,969 preference shares, representing 98.88% of the preference shares outstanding, have accepted the repurchase offer.

•

The holders of these preference shares have subscribed 341,802,171 shares under the Capital Increase. Consequently, the total amount (nominal plus premium) subscribed is 1,943,487,144.31 euros, and the nominal value of the Capital Increase is 170,901,085.50 euros. The new shares represent 3.84% of the share capital of Banco Santander following the Capital Increase.

•	On December 30, 2011, Banco Santander will acquire the preference shares and the new shares subscribed by the holders of those preference shares shall be paid up.

•

All holders of Participaciones Preferentes Serie X (whether or not they have accepted the repurchase offer) will receive, on December 30, 2011, the remuneration corresponding to the quarter ending on that date.

•

The new shareholders will, as of December 30, 2011, be entitled to all of the rights pertaining to the shares of Banco Santander and, in particular, will have the right to participate in the “Santander Dividendo Elección” programme which shall be implemented on the usual payment dates of the third interim dividend, the timetable for which was announced via material fact announcement on November 22, 2011 (registration number 153588).

•	The Capital Increase entails an increase in core capital of 34 basis points.

Boadilla del Monte (Madrid), December 28, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: December 28, 2011	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President